UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 16, 2012


ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934


MYOS Corporation


File No. 0-53298 - CF#28681

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MYOS Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on August 3, 2012.

Based on representations by MYOS Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1                    through September 13, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:


Mara L. Ransom
Assistant Director